UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2026

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
Exhibit No.	Description

99.1	Press Release dated February 13, 2026, announcing financial results for the period ended December 31, 2025

99.2	Cameco Corporation 2025 Consolidated Financial Statements

99.3	Annual Management’s Discussion and Analysis of Cameco Corporation’s 2025 Consolidated Financial Statements

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Alain D. Renaud, P. Geo

99.6	Consent of Biman Bharadwaj, P. Eng.

99.7	Consent of Scott Bishop, P. Eng.

99.8	Consent of Kirk Lamont, P. Eng.

99.9	Consent of Gregory M. Murdock, P. Eng.

99.10	Consent of Sergey Ivanov, P. Geo.

99.11	Consent of Daley McIntyre, P. Eng.

The Company hereby incorporates by reference into the Company’s registration statements on Form S-8 (File Nos. 333-11736, 333-06180, 333-139165, 333-196422 and 333-281406) and Form F-10 (File No. 333-283140) the information contained in Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026	Cameco Corporation

	By:	/s/ R. Liam Mooney
R. Liam Mooney
Senior Vice-President and Chief Legal Officer